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                            May 3, 2023

       Hiren Patel
       Chief Executive Officer
       99 Acquisition Group Inc.
       14 Noblewood Ct.
       Gaithersburg, MD 20878

                                                        Re: 99 Acquisition
Group Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 6, 2023
                                                            File No. 333-269923

       Dear Hiren Patel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your response to comments 2 and 6 of our letter. In response to our comment, you represent that the
website was operational as of March 1, 2022, and that no members were accepted until
sometime after March 2022. You further represent that no sales were made via the website.
We note that, as of at least March 10, 2021, the website was operational, and that,
on that date, it stated that you had 15 members and had
                                                        raised $61,500.
Further, on March 22, 2021, the website disclosed the addition of another
                                                        7 members as of March
22, 2021. In November and December 2021, the website
                                                        reflected that you had
raised over $2,8000,000. It therefore appears that the website was operational before
March 10, 2021, that it stated that you raised funds starting in early
 Hiren Patel
99 Acquisition Group Inc.
May 3, 2023
Page 2
      2021, that it appeared that you did so through the website, and that you did it prior to the actual formation of the company in June of 2022. Please advise and revise your disclosure as appropriate to address this and any associated risks. Further, please revise your disclosure to indicate exactly when the offering started and when the offering ended.
2. We note your response to prior comment 4. Please revise to also address the statements
      made on the website that    everyone that joins the crowdfunding will be
a CO-FOUNDER
      and will be on the legal Articles of Incorporation.    and    Co-Founders
will receive a 100%
      refund if the SPAC does NOT IPO.
3.    We note your response to comment 5. Please supplementally provide us with all
      documentation provided to investors in the sponsor.
4. We note your response to comment 6. Please revise to indicate the amount of founder shares and private placement warrants that the investors from the friends and family
      members of Mr. Patel    offer who have invested $1.6 million will hold.
5. We note your response to comment 8, and that your disclosure states that the information
      on the website that    funds are kept in a trust account post-IPO and
will be returned to the
      investors if one or more companies are not acquired within 24 months was inaccurate.
      Please advise whether the investors and potential investors have been made aware that their money will not be protected in a trust, how they were advised, and whether they have been given an opportunity to receive their investment back given this significant change to their expectations.
6. We note your response to comment 9 of our letter. Your disclosure indicates that the holders of founder shares have agreed to waive rights to the money in the trust account,
      "whether or not such waiver is enforceable." Please explain the circumstances under which such a waiver would not be enforceable.
       You may contact Mark Rakip at 202-551-3573 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameHiren Patel
                                                            Division of
Corporation Finance
Comapany Name99 Acquisition Group Inc.
                                                            Office of Real
Estate & Construction
May 3, 2023 Page 2
cc:       David J. Levine, Esq.
FirstName LastName